UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November 2011
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Commission File Number: 001-32199

Ship Finance International Limited
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(Translation of registrant's name into English)

Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton, HM 08, Bermuda
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(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]     Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 1 is a copy of the press release of Ship Finance International Limited (the "Company") dated November 21, 2011 that contains the Company's invitation to the presentation of its financial results for third quarter 2011.

Attached as Exhibit 2 is a copy of the press release of the Company, dated November 23, 2011, which includes the Company's presentation of the Preliminary Third Quarter 2011 Results held November 23, 2011.

Attached as Exhibit 3 is a copy of the press release of the Company, dated November 23, 2011, announcing the preliminary earnings release for the quarter ended September 30, 2011

Exhibit 3 of this Report on Form 6-K, except for the sections entitled "Ole B. Hjertaker, Chief Executive Officer of Ship Finance Management AS said in a comment", "In addition to 59 vessels on the water" and "Mr. Hjertaker continued" is hereby incorporated by reference into the Company's registration statement on Form F-3 (Registration No. 333-150125), filed with the U.S. Securities and Exchange Commission (the "SEC") on April 7, 2008, the Company's amended registration statement on Form F-3/A (Registration No. 333-158162), filed with the SEC on May 6, 2009 and the Company's registration statement on Form F-3ASR (Registration No. 333-170598), filed with the SEC on November 15, 2010.

Exhibit 1

SFL – Invitation to Presentation of 3Q 2011 Results

Ship Finance International Limited ("Ship Finance") (NYSE: SFL) plans to release its preliminary financial results for third quarter 2011 on Wednesday November 23, 2011.

The Company plans to host a conference call and a webcast for all shareholders and interested parties on Wednesday November 23, 2011 at 10:00 AM (EST) / 4:00 PM (Central European Time). Relevant material will be available from the Investor Relations section at www.shipfinance.org as of the same day.

In order to listen to the presentation you may do one of the following:

a. Webcast
Go to the Investor Relations section at www.shipfinance.org and click on the link to "Webcast". To listen to the conference call from the web, you need to have installed Windows Media Player, and you need to have a sound card on your computer.

b. Conference Call
Participants dial in numbers:
US Toll Free #	1-877-280-2296
International Dial In #	+44 203 140 8286
Norwegian Toll Free #	80056054
Conference ID:	6481294

There will be a Q&A session after the presentation. Information on how to ask questions will be given at the beginning of the Q&A session.

A replay of the conference call will be available until November 30, 2011 by dialing:

US Toll Free #	1-866-932-5017
International Dial In #	+44 207 111 1244

The replay access code is:	6481294#

Investor and Analyst Contacts:
Eirik Eide, Chief Financial Officer, Ship Finance Management AS
+47 23114006 / +47 95008921
Magnus T. Valeberg, Vice President, Ship Finance Management AS
+47 23114012 / +47 93440960

Media Contact:
Ole B. Hjertaker, Chief Executive Officer, Ship Finance Management AS
+47 23114011 / +47 90141243

About Ship Finance
Ship Finance is a major ship owning company listed on the New York Stock Exchange (NYSE: SFL). Including newbuildings, the Company has a fleet of 69 vessels, including 25 crude oil tankers (VLCC and Suezmax), two chemical tankers, five oil/bulk/ore vessels, 11 drybulk carriers including six newbuildings, 15 container vessels including four newbuildings, six offshore supply vessels, one jack-up drilling rigs, one ultra-deepwater drillship and two ultra-deepwater semi-submersible drilling rigs. The fleet is one of the largest in the world and most of the vessels are employed on long-term charters.
More information can be found on the Company's website: www.shipfinance.org

Cautionary Statement Regarding Forward Looking Statements
This press release may contain forward looking statements. These statements are based upon various assumptions, many of which are based, in turn, upon further assumptions, including Ship Finance management's examination of historical operating trends. Although Ship Finance believes that these assumptions were reasonable when made, because assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond its control, Ship Finance cannot give assurance that it will achieve or accomplish these expectations, beliefs or intentions.

Important factors that, in the Company's view, could cause actual results to differ materially from those discussed in this presentation include the strength of world economies and currencies, general market conditions including fluctuations in charter hire rates and vessel values, changes in demand in the tanker market as a result of changes in OPEC's petroleum production levels and worldwide oil consumption and storage, changes in the Company's operating expenses including bunker prices, dry-docking and insurance costs, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, and other important factors described from time to time in the reports filed by the Company with the United States Securities and Exchange Commission.

Exhibit 2

SFL - 3Q 2011 Presentation

Press release from Ship Finance International Limited November 23, 2011

Please find enclosed the presentation of the preliminary third quarter results to be held November 23, 2011 in the link below.

Also, a short webcast presentation of accounting items is available at the following link:
http://www.media-server.com/m/p/n746axyc

Presentation of 3rd quarter 2011 results: http://hugin.info/134876/R/1566184/486270.pdf

Exhibit 3

Ship Finance International Limited (NYSE: SFL) - Earnings Release

Reports preliminary 3Q 2011 results and quarterly dividend of $0.39 per share

Hamilton, Bermuda, November 23, 2011. Ship Finance International Limited ("Ship Finance" or the "Company") today announced its preliminary financial results for the quarter ended September 30, 2011.

Highlights

•	The Board of Directors declared a quarterly dividend of $0.39 per share.

•
Adjusted net income for the quarter was $31.4 million, or $0.40 per share, excluding a negative $2.4 million non-cash mark-to-market of derivatives, and $1.6 million reversal of previously accrued profit share.

•	In September 2011, the Company agreed to sell its three remaining non-double hull tankers with delivery to the new owner in 2012 and 2013.

•	In October 2011the Company sold a 1992-built combination carrier.

•	The Company took delivery of two newbuilding dry bulk carriers in the third quarter. Both vessels are chartered out on long-term time charters.

•	Long-term financing has been arranged for all vessels under construction, with significant positive liquidity effect for the Company in the fourth quarter.

Dividends and Results for the Quarter Ended September 30, 2011

The Board of Directors has declared a quarterly cash dividend of $0.39 per share. Ship Finance has now paid dividends for 31 consecutive quarters. The dividend will be paid on or about December 29, 2011 to shareholders of record as of December 13, 2011. The ex-dividend date will be December 9, 2011.

The Company reported total U.S. GAAP operating revenues on a consolidated basis of $73.3 million, or $0.93 per share, in the third quarter of 2011. This number excludes $24.4 million of charter hire classified as 'repayment of investments in finance lease', and also excludes $102.1 million of charter revenues earned by assets classified as 'investment in associate'.

As a result of a continued weak tanker spot market, there was a negative adjustment of approximately $1.6 million of previously accrued profit share related to the vessels on charter to Frontline. The accumulated profit share as of the second quarter was approximately $2.4 million, which has now been reduced to approximately $0.8 million as of the third quarter. The profit share for the year cannot be negative, but there is a risk that some or all of the remaining accrued profit share may have to be reversed in the fourth quarter, depending on the actual charter rates in the quarter.

Reported net operating income pursuant to U.S. GAAP for the quarter was $38.0million, or $0.48 per share, and reported net income was $27.5 million, or $0.35 per share.

Ole B. Hjertaker, Chief Executive Officer of Ship Finance Management AS said in a comment: "This has been a steady quarter of operations for Ship Finance, where we have taken delivery of two newbuilding dry-bulk vessels on time and on budget. Both vessels entered their long-term charter contracts immediately after delivery, with full cash flow effect from the fourth quarter.

In addition to 59 vessels on the water, we have 10 vessels under construction, including six dry-bulk carriers and four container vessels. All newbuildings have already been fixed on long-term charters from delivery."

Mr. Hjertaker continued: “We are very pleased to have arranged long-term financing for all our newbuildings, with nearly $90 million positive cash effect for the Company in the fourth quarter alone. While the spot tanker market was very soft in the third quarter, SFL’s fleet of assets is now diversified across multiple segments, with a substantial portion of our cash flow generated from the offshore sector.”

Business Update

In August 2011, Ship Finance took delivery of two newbuilding dry bulk vessels, the 57,000 dwt Supramax SFL Kate and the 34,000 dwt Handysize vessel SFL Spey. Subsequent to quarter end, we also took delivery of the newbuilding 34,000dwtHandysize vessel SFL Medway.

SFL Kate has commenced its10-year time charter to Hyundai Glovis while SFL Spey and SFL Medway have commenced their five-year time charters to Hong Xiang Shipping.

In September 2011, Ship Finance agreed to sell its remaining three non-double hull VLCCs to an unrelated third party for a total net sales price of approximately $72.7 million. Estimated delivery to the new owner will be in 1Q 2012, 4Q 2012 and 3Q 2013 for Titan Orion, Titan Aries, and Ticen Ocean, respectively. Aggregate compensation to Frontline for the termination of the current charters is expected to be approximately $26.2 million in total, or approximately $8.7 million per vessel on average. Net cash proceeds for Ship Finance after the compensation payments to Frontline are then expected to be approximately $46.5 million, or approximately $15.5 million per vessel on average. The Company expects to record an average book gain of $3.2 million per vessels at the time of delivery.

In October 2011, Ship Finance sold the 1992-built combination carrier Front Striver and simultaneously terminated the charter to Frontline. Net proceeds from the sale were approximately $18.7 million, including an $8.1 million compensation payment to be made by Frontline. As a result of the sale, the Company expects to record a book gain of approximately $2.3 million in the fourth quarter of 2011.The disposal of older tonnage is in line with Ship Finance's strategy of maintaining a modern fleet with medium- to long-term charters.

All 28 double-hull vessels on long-term contracts to Frontline, entitle Ship Finance to a 20% profit share in excess of the base charter rates. This profit share is payable on an annual basis in March the following year. The profit share accrues on a quarterly basis, and there can be a negative contribution in some quarters if the accumulated year-to-date profit share accrual is lower than the previous quarter. This occurred in the third quarter, where the accumulated year-to-date profit share accrual was reduced from approximately $2.4 million in the second quarter to approximately $0.8 million in the third quarter. The accounting effect of this was a negative adjustment of approximately $1.6 million in the income statement for the quarter.

The tanker spot market has been struggling with continued oversupply of tonnage, which in turn has resulted in charter rates well below the base rates in the third quarter and into the fourth quarter. We have recently seen a moderate upswing in the market, but this may not be enough to offset the much weaker early part of the quarter.

The Company's four drilling units are on long-term fixed-rate bareboat contracts to Seadrill and Apexindo. The drilling units generated approximately $99.3 million of combined charter revenues in the third quarter. All of our drilling units are sub-chartered to oil companies on profitable terms. Due to the fixed-rate charter structure, Ship Finance is not directly impacted by short-term fluctuations in the drilling market.

Ship Finance owns a number of other vessels, including offshore support vessels, container vessels and drybulk carriers. Essentially all our operating vessels and rigs, including newbuildings, are chartered on long-term, fixed-rate contracts that provide the Company with stability in cash-flow and earnings, irrespective of fluctuations in the short-term charter market. All our charterers are current with their payments of charter hire.

Financing and Capital Expenditure

As of September 30, 2011, the Company had $81 million in cash and cash equivalents. There are no refinancing requirements in the short term, and the Company is in compliance with all bank covenants. The majority of our financing arrangements are in subsidiaries with no or limited guarantees from Ship Finance.

At quarter end, the Company had gross estimated remaining capital commitments of approximately $303 million, mainly relating to seven drybulk carriers and four container vessels under construction. We have secured long-term bank financing for all vessels under construction. As we have already paid significant amounts to the shipyards, we expect the remaining newbuilding program to be net cash positive for the Company with $62 million in the fourth quarter of 2011, and $44 million in aggregate through 2013.

	4Q 2011	2012	2013	Total
Drybulk	$53 mill.	$38 mill.		$91 mill.
Container		$40 mill.	$167 mill.	$207 mill.
Offshore	$5 mill.			$5 mill.
Total investment	$58 mill.	$78 mill.	$167 mill.	$303 mill.
Committed financing	$(120) mill.	$(94) mill.	$(133) mill.	$(347) mill.
Net investment(1)	$(62) mill.	$(16) mill.	$34 mill.	$(44) mill.

(1)	A negative number for 'net investments' means that the transactions will be cash positive for the Company

In the fourth quarter, the Company has also raised approximately $25 million in long-term financing on the previously unfinanced 1,700 teu container vessel SFL Avon, increasing the aggregate positive liquidity effect to nearly $90 million in the quarter. In the near term, the surplus cashflow from newbuildings is expected to be used to reduce drawn amounts on revolving credit facilities relating to other assets. This will also offset potential future liquidity impact relating to loan agreements in case values should drop significantly.

Strategy and Outlook

This quarter has been dominated by economic turbulence in Europe, weaker prospects for economic growth in general and downward pressure on asset values across all shipping segments. While we are convinced that this will provide attractive investment opportunities for the Company going forward, we have focused on securing long-term financing for all our newbuildings and building a robust liquidity position for the Company. We believe that our long term charters and limited operating risk will provide stability in an otherwise turbulent environment.

The Company has invested significant amounts so far in 2011, with new assets adding to an already substantial charter backlog. We continue to see interesting investment opportunities, including in the offshore sector, which now represents approximately 43% of our charter backlog. Given the increased uncertainty in the shipping and financial markets, however, our main focus in the near term will be to manage our existing portfolio with close follow-up of our charterers, and with particular focus on the restructuring efforts announced by Frontline.

Accounting Items

Under US GAAP, subsidiaries owning the drilling units West Polaris, West Hercules and West Taurus and the subsidiaries leasing the container vessels CMA CGM Magellan and CMA CGM Corte Real have been accounted for as 'investment in associate' using the 'equity method'. These subsidiaries are wholly owned by Ship Finance, but due to the conservative nature of the transactions, Ship Finance is not been deemed to be the 'primary beneficiary' according to U.S. GAAP.

As a result of the accounting treatment, operating revenues, operating expenses and interest expenses in these subsidiaries are not shown in Ship Finance's consolidated Income Statement. Instead, the net contribution from these subsidiaries is recognized as a combination of 'Interest income from associates and long term investments' and 'Results in associate'.

In Ship Finance's consolidated Balance Sheet, the net investments are shown as a combination of 'Investment in associate' and 'Amount due from related parties – Long term'. The reason for this treatment is that a part of the investment in these subsidiaries is in the form of intercompany loans.

Forward Looking Statements

This press release contains forward looking statements. These statements are based upon various assumptions, many of which are based, in turn, upon further assumptions, including Ship Finance management's examination of historical operating trends, data contained in the Company's records and other data available from third parties. Although Ship Finance believes that these assumptions were reasonable when made, because assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond its control, Ship Finance cannot give assurance that it will achieve or accomplish these expectations, beliefs or intentions.

Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies, fluctuations in currencies and interest rates, general market conditions including fluctuations in charter hire rates and vessel values, changes in demand in the markets in which we operate, changes in demand resulting from changes in OPEC's petroleum production levels and worldwide oil consumption and storage, developments regarding the technologies relating to oil exploration, changes in market demand in countries which import commodities and finished goods and changes in the amount and location of the production of those commodities and finished goods, increased inspection procedures and more restrictive import and export controls, changes in our operating expenses, including bunker prices, drydocking and insurance costs, performance of our charterers and other counterparties with whom we deal, timely delivery of vessels under construction within the contracted price, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, and other important factors described from time to time in the reports filed by the Company with the Securities and Exchange Commission.

November 23, 2011
The Board of Directors
Ship Finance International Limited
Hamilton, Bermuda

Questions should be directed to:

Investor and Analyst Contact:

Eirik Eide, Chief Financial Officer, Ship Finance Management AS
+47 23114006 / +47 95008921

Magnus T. Valeberg: Vice President, Ship Finance Management AS
+47 23114012 / +47 93440960

Media Contact:

Ole B. Hjertaker, Chief Executive Officer, Ship Finance Management AS
+47 23114011 / +47 90141243

SHIP FINANCE INTERNATIONAL LIMITED
THIRD QUARTER 2011 REPORT (UNAUDITED)

INCOME STATEMENT	Three months ended		Nine months ended		Full year
(in thousands of $	Sept, 30	Jun, 30	Sept, 30	Sept, 30	2010
except per share data)	2011	2011	2011	2010	(audited)

Charter revenues - operating lease	31,684	29,563	85,755	52,715	73,841
Charter revenues - finance lease	67,550	69,081	208,440	301,612	379,611
Revenues classified as Repayment of investment in finance leases	(24,404)	(25,049)	(75,971)	(146,017)	(175,958)
Profit share income	(1,580)	159	829	28,584	30,566
Total operating revenues	73,250	73,754	219,053	236,894	308,060
Gain / (loss) on sale of assets	-	5,853	6,131	28,104	28,104

Vessel operating expenses	(19,849)	(19,893)	(60,169)	(60,424)	(81,021)
Administrative expenses	(2,406)	(2,566)	(7,988)	(6,875)	(9,097)
Depreciation	(12,980)	(12,549)	(36,339)	(24,559)	(34,201)

Total operating expenses	(35,235)	(35,008)	(104,496)	(91,858)	(124,319)

Operating income	38,015	44,599	120,688	173,140	211,845

Results in associate(1)	11,972	13,913	39,317	38,695	50,413
Interest income from associates and long term investments(1)	5,652	5,636	16,194	14,682	19,575

Interest income, other	604	181	883	1,375	1,532
Interest expense	(25,603)	(25,048)	(75,300)	(76,101)	(101,432)
Gain on sale of associate	-	4,064	4,064	-	-
Other financial items	(780)	(764)	(2,152)	(988)	(1,488)
Mark to Market of Derivatives	(2,410)	(1,113)	(2,675)	(15,610)	(14,733)
Taxes	-	-	-	-	-
Net income	27,450	41,468	101,019	135,193	165,712

Basic earnings per share ($)	0.35	0.52	1.28	1.71	2.10

Weighted average number of shares	79,125,000	79,125,000	79,125,000	79,032,992	79,056,183
Common shares outstanding	79,125,000	79,125,000	79,125,000	79,125,000	79,125,000

(1)           Four of our subsidiaries, related to five of our units were accounted for as 'Investment in associate' during the quarter. The contribution from these subsidiaries is reflected in our consolidated Income Statement as a combination of 'Results in associate' and 'Interest income from associates and long term investments'.

SHIP FINANCE INTERNATIONAL LIMITED
THIRD QUARTER 2011 REPORT (UNAUDITED)

BALANCE SHEET	Sept, 30	Jun, 30	Dec 31, 2010
(in thousands of $)	2011	2011	(audited)
ASSETS
Short term
Cash and cash equivalents	81,236	88,501	86,967
Restricted cash	-	-	5,601
Available for sale securities	22,904	16,833	-
Amount due from related parties	3,532	4,097	32,745
Other current assets	106,698	105,038	109,988

Long term
Newbuildings and vessel deposits	129,968	145,300	90,601
Vessels and equipment, net	876,707	829,385	695,511
Investment in finance leases	1,262,258	1,284,045	1,351,305
Investment in associate(1)	151,165	134,248	164,364
Amount due from related parties- Long term(1)	287,158	301,144	325,612
Deferred charges	28,684	16,470	14,828
Other long-term assets	53,246	60,792	4,839

Total assets	3,003,556	2,985,853	2,882,361

LIABILITIES AND STOCKHOLDERS' EQUITY
Short term
Short term and current portion of long term interest bearing debt	183,663	171,709	162,785
Other current liabilities	27,205	17,817	13,100
Amount due to related parties	2,875	1,535	32,816

Long term
Long term interest bearing debt	1,842,333	1,852,224	1,760,069
Other long term liabilities	108,292	84,683	84,671

Stockholders' equity(2)	839,188	857,885	828,920
Total liabilities and stockholders’ equity	3,003,556	2,985,853	2,882,361

(1)   Four of our subsidiaries, related to five of our units, were accounted for as 'Investments in associate' at quarter end. Our investment is a combination of equity classified as 'Investment in associate' and intercompany loans classified as 'Amount due from related parties, long term'.

(2)   As of September 30, 2011, 'Stockholders' equity' excludes $169.1 million of deferred equity which is being recognized over time. In connection with the initial and subsequent acquisitions of vessels from Frontline, Ship Finance has accounted for the difference between the historical cost of the vessels and the net investment in the lease as a deferred equity contribution. This deferred equity contribution is shown as a reduction in the net investment in finance leases in the balance sheet. This results from the related party nature of both the transfer of the vessel and the subsequent charter. This deferred equity is amortized to 'Stockholders' equity' in line with the charter payments received from Frontline.

SHIP FINANCE INTERNATIONAL LIMITED
THIRD QUARTER 2011 REPORT (UNAUDITED)

STATEMENT OF CASHFLOWS	Three months ended		Nine months ended		Full year
(in thousands of $)	Sept, 30	Jun, 30	Sept, 30	Sept, 30	2010
	2011	2011	2011	2010	(audited)
OPERATING ACTIVITIES
Net income	27,450	41,468	101,019	135,193	165,712
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortisation	13,475	12,969	37,796	26,349	36,297
Adjustment of financial derivatives to market value	2,410	1,113	2,675	15,610	14,733
Gain on sale of assets	-	(5,853)	(6,131)	(28,103)	(28,104)
Gain on sale of associate	-	(4,064)	(4,064)	-	-
Result in associate	(11,972)	(13,913)	(39,317)	(38,695)	(50,413)
Stock based compensation	303	478	1,009	752	953
Gain on re-purchase of Company Bonds	106	290	469	(47)	13
Other	(117)	(65)	(220)	(254)	(333)
Change in operating assets and liabilities	6,174	(9,011)	38,145	28,754	14,913
Net cash provided by operating activities	37,829	23,412	131,381	139,559	153,771

INVESTING ACTIVITIES
Repayment of investments in finance leases	24,143	24,792	75,201	145,264	174,946
Restricted cash released/(placed)	-	5,601	5,601	(1,500)	(1,500)
Proceeds from sale of vessel/new buildings	-	30,257	60,551	39,500	39,500
Net investment in newbuildings and vessel deposits	(42,160)	(49,782)	(131,240)	(92,121)	(157,736)
Purchase of vessels	-	-	(146,562)	-	(33,575)
Cash arising from sale of associate	-	37,048	37,048	-	-
Cash received from /(Investment in) associates(1)	15,136	14,489	42,204	38,045	55,990
Other assets / investments	(6,967)	(37,800)	(73,763)	(643)	(648)
Net cash (used in) provided by investing activities	(9,848)	24,605	(130,960)	128,545	76,977

FINANCING ACTIVITIES
Proceeds from long and short term debt	44,590	45,980	300,570	842,960	981,234
Expenses paid in connection with securing finance	(13,450)	(248)	(17,636)	(11,317)	(12,417)
Repayment of long and short term debt	(28,897)	(52,024)	(178,091)	(1,013,861)	(1,056,040)
Re-purchase of Company bonds	(6,630)	(12,474)	(19,209)	(2,918)	(11,917)
Cash settlement of derivatives	-	-	-	(11,592)	(11,592)
Cash dividends paid	(30,859)	(30,859)	(91,786)	(88,750)	(117,235)
Net cash provided by (used in) financing activities	(35,246)	(49,625)	(6,152)	(285,478)	(227,967)

Net (decrease) increase in cash and cash equivalents	(7,265)	(1,608)	(5,731)	(17,374)	2,781
Cash and cash equivalents at start of period	88,501	90,109	86,967	84,186	84,186
Cash and cash equivalents at end of period	81,236	88,501	81,236	66,812	86,967

(1)   Four of our subsidiaries, related to five of our units, were accounted for as 'Investments in associate' during the quarter. The 'Cash received from/ (Investment in) associates' is only a part of the contribution from these subsidiaries. The balance is recorded as 'Interest income from associates and long term investments' and reflected in the Company's Income Statement.

SUBSIDIARIES ACCOUNTED FOR AS INVESTMENT IN ASSOCIATES
THIRD QUARTER 2011(UNAUDITED)

Please note that full preliminary accounts for SFL West Polaris Limited (West Polaris), SFL Deepwater Ltd (West Hercules and West Taurus), Bluelot Shipping Company Ltd. (CMA CGM Magellan), and Corte Real Ltd (CMA CGM Corte Real) are available from the Company's website: www.shipfinance.org.

Selected income statement data for the three months ended September30, 2011

	SFL West Polaris	SFL Deepwater	CMA CGM Magellan/	Total
(in thousands of $)	Limited	Ltd	Corte Real(1)
Charter revenues - finance lease	31,652	60,933	-	92,585
Revenues classified as Repayment of investment in finance leases	(20,120)	(42,108)	-	(62,228)
Charter revenues - operating lease			9,500	9,500
Total operating expenses	-	-	(8,350)	(8,350)
Interest expense, related party(2)	(1,632)	(3,262)	-	(4,894)
Interest expense, other	(6,779)	(7,802)	-	(14,581)
Other items	(60)	-	-	(60)
Net income(3)	3,061	7,761	1,150	11,972

(1)	"CMA CGM Magellan / Corte Real" represents the combined financial figures from the two companies leasing the container vessels CMA CGM Magellan and CMA CGM Corte Real
(2)	'Interest expense, related party' from these subsidiaries appears in the Company's consolidated income statement as 'Interest income from associate and long term investments'
(3)	'Net income' from these subsidiaries appears in the Company's consolidated income statement as 'Results in associate'.

Selected balance sheet data as of September 30, 2011

	SFL West Polaris	SFL Deepwater	CMA CGM Magellan/	Total
(in thousands of $)	Limited	Ltd	Corte Real(1)
Cash and cash equivalents	-	-	376	376
Investment in finance leases	631,009	1,274,533	-	1,905,542
Other assets	11,938	28,198	1,893	42,029
Total assets	642,947	1,302,731	2,269	1,947,947

Short term and current portion of long term interest bearing debt	78,000	124,646	-	202,646
Other current liabilities	4,556	7,762	-	12,318

Long term interest bearing debt	411,521	851,313	-	1,262,834
Long term loans from shareholders, net	88,665	198,492	-	287,157
Other long term liabilities	16,450	15,377	-	31,827
			-
Stockholders equity(2)	43,755	105,141	2,269	151,165

Total liabilities and stockholders' equity	642,947	1,302,731	2,269	1,947,947

(1)	"CMA CGM Magellan / Corte Real" represents the combined financial figures from the two companies leasing the container vessels CMA CGM Magellan and CMA CGM Corte Real
(2)	'Stockholder's equity from these subsidiaries appears in the Company's consolidated balance sheet as 'Investment in associate'.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

SHIP FINANCE INTERNATIONAL LIMITED

Date: November 29, 2011

	By:	/s/ Ole B. Hjertaker
	Name:	Ole B. Hjertaker
	Title:	Chief Executive Officer,
Ship Finance Management AS